UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES A RESOLUTION OF THE NATIONAL DEPARTMENT OF
TAX AND CUSTOMS — DIAN
Medellín, Colombia, September 2, 2008
In accordance with Decree 3139 of 2006, Bancolombia S.A. (“Bancolombia”) hereby announces that, on August 27, 2008, the Colombian tax authority (Departamento de Impuestos y Aduanas Nacionales or DIAN) issued Resolution No. 0007968, which imposed a fine on Bancolombia for the amount of Ps. 5,529,399,458 (approximately US $ 2.86 millions1) due to the late filing of certain Colombian tax returns for 2006.
Bancolombia will study Resolution No. 0007968 and will analyze the possibility of contesting it in accordance with applicable law.

[1]	Exchange Rate September 2, 2008. Ps. 1,932.20 = 1 USD

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: September 2, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance